

DIVISION OF

CORPORATION FINANCE

March 18, 2011

<u>Via Email</u>
Ms. Tammy-Lynn McNabb
Chief Executive Officer
Welwind Energy International Corp.
203 22561 Dewdney Trunk Rd.
Maple Ridge, British Columbia
Canada V3K 2R1

> **Re:** **Welwind Energy International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 23, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed December 23, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2010**
> **Filed December 23, 2010**
> **File No. 000-26673**

Dear Ms. McNabb:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief